


Newport
Experience | Solutions

Newport Corporation Annual Report 2009

A Year of Transformation

Mai Tai

Spectra-Physics

Newport

SMART TABLE

About Newport Corporation

Newport Corporation is a leading global supplier of advanced-technology products and systems to customers in the scientific research, aerospace and defense/security, microelectronics, life and health sciences and precision industrial manufacturing markets. Newport's innovative solutions leverage its expertise in photonics technologies, including lasers, photonics instrumentation, sub-micron positioning systems, vibration isolation, optical components and subsystems and precision automation, to enhance the capabilities and productivity of its customers' manufacturing, engineering and research applications. Newport (NASDAQ: NEWP) is part of the Standard & Poor's SmallCap 600 Index and the Russell 2000 Index.

2009 Sales by End Market


Scientific Research,
Aerospace and Defense/Security – 39%
Microelectronics – 23%
Life and Health Sciences – 24%
Industrial Manufacturing
and Other – 14%

2009 Sales by Geographic Area


United States – 46%
Europe – 27%
Pacific Rim – 22%
Other – 5%

Table of Contents

On the Cover: A photograph of an experiment in Newport's Technology and Applications Center in Irvine, California, using a new device that enhances images of microscopic biological samples using a technique called Coherent Anti-Stokes Raman Scattering (CARS) microscopy. Newport is the first company to offer a module that enables this imaging technology, which can provide a 3-D image of the chemical composition of a tissue sample. More information and photographs of the CARS imaging process are contained on page 6 of this report.


Newport

To Our Stockholders



Robert J. Phillippy, President and CEO

When I wrote to you last year, Newport was in the midst of a severe contraction in the global economic environment. In that letter, I detailed the actions we were taking to respond to these circumstances, and stated my firm belief that, despite the challenges we faced, Newport's greatest successes lay in the future.

As we look back on 2009, I am proud to highlight a number of significant accomplishments that came as a direct result of those actions. These accomplishments have transformed our business, improved our market position and enhanced our ability to leverage anticipated sales increases into solid profitability in 2010 and beyond.

Strategic Actions

>> In July, we acquired New Focus™ in an asset exchange with Oclaro, Inc. New Focus is a company with a team of talented people, differentiated products, enabling technology and a strong intellectual property position. The New Focus portfolio of over 2,000 high-performance photonics products includes opto-electronics, high-resolution actuators, opto-mechanics, tunable lasers and engineered subassemblies for original equipment manufacturer (OEM) customers. New Focus' products are an excellent complement to Newport's portfolio, and expand and enhance our offering to customers in all of our target end markets.

>> As part of the same transaction, Oclaro acquired our high-power diode laser manufacturing operations, a business that had very good products and technology, but unfortunately did not have the scale to be profitable as a part of Newport. Oclaro is consolidating this business with their much larger diode laser operations, giving them greater economies of scale in manufacturing. The transaction included a supply agreement with Oclaro, which enables us to buy diode lasers from them at very competitive price levels, while eliminating the high fixed costs and losses associated with our underutilized diode laser manufacturing facility. Also, we are now in a position to consider other suppliers, so we can ensure that we are able to purchase the most technologically and price competitive diode lasers available.

>> We relocated and expanded our facility in Wuxi, China, doubling its manufacturing capacity. We have now transferred the manufacturing of over 4,000 items to this facility, reducing the cost and improving the competitiveness of those products.

- We moved our Spectra-Physics® Lasers Division headquarters from an inefficient, five-building campus in Mountain View, California, to a single, state-of-the-art facility in Santa Clara, California housing our manufacturing, research and development, marketing, sales and administrative functions. By relocating to this new facility, we have consolidated our footprint by more than 20%, reduced our facility-related expenses by more than $1 million per year, enhanced our laser manufacturing capabilities and improved our overall operational efficiencies.
- We closed our manufacturing facility in Ottawa, Canada, and outsourced its production to a contract manufacturing partner in Asia, making those products significantly more cost competitive.

Increasing Financial Strength

- We implemented a number of cost reduction actions during 2009 and converted a significant amount of fixed costs into variable costs, which will allow us to operate more efficiently going forward. These actions reduced our annualized operating costs by more than $25 million compared with their level at the start of the severe downturn in the global economy in mid-2008, and position us well as we enter 2010.
- Exiting 2009, Newport had cash, cash equivalents and marketable securities of $141.9 million, approximately the same amount we had at the end of the second quarter of 2008. We were able to maintain this balance despite using approximately $70 million of cash during that period for debt retirement, capital expenditures, cost reduction initiatives and the acquisition and integration of New Focus.

Industry Leadership

Newport celebrated its 40th anniversary in 2009. During the past four decades, we have emerged as one of the world's leading photonics technology companies. Photonics is the science of generating and harnessing light for productive uses. With over 15,000 products sold to more than 40,000 customers in 75 countries, Newport has the broadest and deepest product portfolio in the photonics industry.

Our company serves a wide range of markets, including Scientific Research, Aerospace and Defense/Security, Microelectronics, Life and Health Sciences and Industrial Manufacturing. Together, these represent a $4 billion available market for our photonics technology, providing us with significant opportunities for growth.

Newport is home to some of the photonics industry's leading brands:

- Newport – The Newport name is synonymous among both researchers and OEM customers with high-quality and advanced-technology optics, opto-mechanics, precision motion control, photonics instrumentation and vibration isolation technology and products.
- Spectra-Physics® – The world's first commercial laser company and a global leader in developing next-generation lasers to meet customers' most demanding applications.

Highlights of 2009

- Acquired and successfully integrated New Focus
- Divested our diode laser business to Oclaro, Inc. and signed a strategic supply agreement with Oclaro to purchase high-performance diode lasers
- Relocated and expanded our operations in Wuxi, China, doubling the manufacturing capacity of that facility
- Moved our Spectra-Physics Lasers Division headquarters to a state-of-the-art facility in Santa Clara, California
- Outsourced our manufacturing activities in Ottawa, Canada, and closed that facility
- Returned the Lasers Division to profitability
- Streamlined our cost structure and improved the competitiveness of our businesses

- >> Oriel® Instruments – Known by scientists and engineers worldwide as a leader in solar simulators, spectrographs and monochromators.
- >> Corion® Filters – The home of Stabilife® optical filter technology, the preferred choice of manufacturers of bioinstrumentation for applications requiring tight wavelength tolerances and long product life under demanding environmental conditions.
- >> Richardson Gratings™ – Recognized as a global leader in the design and precision manufacturing of optical diffraction gratings.
- >> New Focus™ – Known for innovative and high-performance products in categories such as high-precision mechanical positioning, tunable lasers and high-speed detectors.

Leveraging our core competencies in each of our key technology areas, our systems and subsystems business integrates products such as lasers, precision motion control and optics into application-specific solutions that enhance the capabilities and productivity of our customers' precision manufacturing processes. Newport specializes in applications requiring nanometer-scale precision in processes such as semiconductor fabrication, bioimaging and solar cell manufacturing. We achieved multiple design wins with OEM customers in our Microelectronics and Life and Health Sciences markets in 2009, all of which will begin generating revenue this year.

We bring all of these capabilities to market through our global sales channels, which include our direct sales team, our industry-leading product catalog, *The Newport Resource®*, our comprehensive website, *Newport.com*, and our network of international distributor and sales representative partners.

Solid Business Platform and Bright Outlook

Newport has a differentiated technology portfolio, efficient operations and a strong, sustainable market position. We enter 2010 with improving market conditions and increasing momentum in our business. To build on our successful legacy, our company is focused on four key areas:

- >> Demonstrating excellence in customer satisfaction;
- >> Developing innovative and enabling technologies and products;
- >> Driving efficient and effective execution in all areas of our company; and
- >> Developing and empowering outstanding people.

These fundamental objectives provide a common set of priorities for all Newport employees as we continue our quest to be the world's premier provider of photonics technology and products.

Thanks to Fellow Employees

This letter would not be complete without extending my thanks to Newport's talented and dedicated employees. This past year has been particularly challenging for the Newport team as we faced difficult cost reduction actions across the company. Despite these challenges, our team remained committed to managing through the recession and emerging as a stronger, more efficient organization. I am especially proud of the speed and focus of our team in driving the transformation of our company. Together, we enhanced our market leadership, improved our competitiveness and increased our financial strength.

Our team's passion, loyalty and ability to embrace change give me confidence that Newport has the technologies, brands, growth opportunities and people to ensure a prosperous future for our company and our stockholders.

Thank you for your continued support of Newport.

Robert J. Phillippy
President and Chief Executive Officer

Scientific Research, Aerospace and Defense/Security

Newport is the world's leading supplier of products and technologies for photonics research, with over four decades of experience partnering with universities, governments and corporations to develop leading-edge products for applications in this market. The company's Spectra-Physics Lasers Division was founded in 1961 as the first commercial laser company, and continues to be at the forefront of laser development and technology. Researchers in fields such as physics, chemistry and biology rely on the full complement of Newport's photonics products to create their experiments and advance the frontiers of knowledge in their fields.

In the aerospace and defense/security industries, the drive for more advanced weapons and sensors is producing increased investment in light-based technologies, including remote sensing, ranging, observation capabilities, missile guidance, laser countermeasures and advanced weapons development.



Many research experiments use colored-glass optical filters to select the wavelengths of light that interact with the sample. However, these filters degrade over time, and their manufacturing process often requires the use of hazardous materials. In 2009, Newport introduced a line of patent-pending Colored-Glass Alternative (CGA) filters to provide solutions for applications that require this wavelength control, without the drawbacks of colored-glass filters. Newport now offers these filters in 34 standard wavelengths in four standard sizes, as well as custom filters designed to meet specific customer requirements.

Newport offers over 15,000 products to customers in these markets, including lasers, photonics instrumentation, sub-micron positioning systems, vibration isolation systems, optical components and subsystems. The company's catalog, *The Newport Resource*, is the scientific community's leading resource for photonics products.

The acquisition of New Focus in 2009 further expanded Newport's industry-leading range of products for the scientific community, adding opto-electronics, high-resolution actuators, opto-mechanics, tunable lasers and engineered optical subassemblies to the company's product lines.

The Scientific Research, Aerospace and Defense/Security end markets collectively represent an estimated $850 million annual market opportunity for Newport. These markets, which represented 39% of the company's sales in 2009, historically have been relatively resilient to macro-economic cycles.


SMART TABLE

Experiments involving ultra-precise measurements must be isolated from ambient vibration or the data collected is too "noisy" to be useful. Newport is the industry leader in providing vibration isolation solutions to address this need. The latest offering in Newport's SmartTable® OTS™ optical table system family is the OTS-LSC, an integrated laser safety curtain that connects directly to the SmartTable OTS overhead shelf system, avoiding the need for separate support structures and helping customers to easily and economically achieve laser safety compliance in their research experiments.


Spitfire Pro

The Spectra-Physics Spitfire® Pro is one of the world's most popular ultrafast amplifier systems. Its cutting-edge performance, high reliability and industry-leading technical support make the Spitfire Pro the ultrafast amplifier of choice in leading research institutions across the world. All Spitfire Pro amplifiers feature unique, patented technologies that reduce dispersion and losses, yielding shorter pulses, higher pulse energy and the best beam quality available.

Microelectronics


Tristar

The rugged new Spectra-Physics Q-Switched UV laser, the Tristar™ 355-2, produces very short, high-energy, ultraviolet pulses at high repetition rates, making it ideal for LED scribing, microvia drilling, semiconductor wafer scribing and dicing and other micro-materials processing applications.

Photonics technology addresses a number of vital applications in the microelectronics market. OEMs in this market turn to Newport for advanced products and subsystems, relying on the company's expertise and capabilities to deliver the highest-performance, most cost-effective solutions for their most challenging requirements.

The company's products are used in a number of industries within the microelectronics market, including semiconductor manufacturing, solar cell manufacturing and disk drive, printed circuit board and flat panel display manufacturing. This market represents an estimated $1.8 billion annual market opportunity for Newport. Sales to customers in the Microelectronics market represented 23% of the company's total sales in 2009.

Semiconductor Manufacturing

Newport's technologies are key enablers of the semiconductor industry's drive to produce smaller chip feature sizes with increased functionalities for next-generation consumer technology products such as cellular phones, personal digital assistants and digital cameras.

The company offers a wide range of products to OEM customers in this industry, including lasers, high-precision positioning systems, vibration isolation platforms, optics, and opto-mechanical components and subassemblies. These products are used in several applications in this industry, including semiconductor wafer inspection and metrology, memory yield enhancement, lithography, wafer dicing and scribing, and LED scribing and wafer marking.

Solar Cell Manufacturing

For over 10 years, Newport has been supplying innovative solutions to the solar cell manufacturing industry, which continues to strive to make solar power more cost competitive by increasing throughput and improving manufacturing precision in order to deliver solar panels with higher efficiency at a lower cost per watt. Newport's expertise in lasers, high-precision positioning systems and photonics instrumentation, together with its applications laboratories and global sales and service reach, enable the company to provide customers the expertise and solutions they require.

In 2009, the company launched the SolaryX® Photovoltaic System family. These advanced thin-film solar panel scribing and edge deletion systems deliver processing techniques that enable fast, accurate and scalable processing of solar panels. Newport also supplies Spectra-Physics lasers to OEMs that build systems for solar cell manufacturing and Oriel Instruments solar simulators and solar cell test and characterization systems to companies and researchers to test the efficiency and performance of solar cells.

To reinforce the company's technology leadership and support its sales efforts with solar cell manufacturing customers, Newport operates three photovoltaic applications laboratories, in Irvine and Santa Clara, California, and in Stahnsdorf, Germany, which are equipped with Newport's systems for laser-based scribing and edge deletion of thin-film solar panels, as well as inspection and diagnostic tools. These labs have proven to be a significant asset, allowing the company's experts to showcase Newport's photovoltaic products, conduct test studies using prospective customers' solar panels and configure products to meet special requests.



Newport's Oriel Instruments group has introduced the new IQE-200™ photovoltaic test system, a sophisticated tool that allows researchers to measure the efficiency of solar cells and other photon-to-charge devices and perform studies on new solar cell materials. The system employs industry-standard, durable Oriel components and each model of the IQE-200 system provides an integrated, turnkey solution that includes a light source, monochromator, detectors, electronics, software and computer as a preconfigured, assembled and calibrated measuring device.

Life and Health Sciences

As companies that produce instruments and imaging systems for life and health sciences applications continue to expand their use of photonics technologies, Newport's sales to these markets have continued to grow. The company currently offers products for two primary applications in this market, bioinstrumentation and bioimaging. These applications represent an estimated $650 million annual market


CARS and SHG
Bovine Muscle
CARS and SHG
Rodent Tail
50 µm
30 µm

Newport is the first company to offer a module that allows researchers to add Coherent Anti-Stokes Raman Scattering (CARS) microscopy capabilities as an upgrade to existing two-photon microscopes. Using an ultrafast laser as the light source, this technique can significantly enhance the image of a tissue sample, providing information about the sample's chemical composition and allowing chemically specific imaging. This technique uses an ultrafast laser from Newport's Spectra-Physics Lasers Division and a wavelength extension unit, together with a two-photon microscope, to achieve the desired result.

opportunity for Newport. Sales to customers in the Life and Health Sciences market represented 24% of Newport's sales in 2009.

Newport's lasers, optical components, opto-mechanical subsystems, and motion systems are used in advanced diagnostic and analytical instrumentation for applications such as optical coherence tomography, multiphoton and confocal microscopy, flow cytometry, mass spectrometry, laser microdissection, DNA sequencing, microarrays, and biosensors. These applications enable advancements in the fields of molecular biology, disease detection and treatment, and drug discovery.

Newport collaborates with customers to develop advanced diagnostic instruments and therapeutic tools. In addition to improving the quality of medical care, these efforts are enabling medical advances that range from finding new approaches to drug development and testing to introducing new methods of imaging tissue and cells. Newport's ability to provide leading-edge tools and subsystems has enabled some of the largest companies in the life and health sciences industry to pioneer innovations in bioinstrumentation.

In 2009, Newport introduced an entirely new approach for ensuring the stability of optical systems over time. Called "Set-and-Forget-Forever," it is an optical mount design that integrates an adjustment tool as a removable part of the product. Once the mount is aligned and locked with the adjustment tool, the tool is removed, leaving an ultra-stable mount. This new patent-pending approach virtually eliminates instability and the need for periodic re-alignment required in most optical systems. These new mounts will serve as enabling components for both bioinstrumentation and semiconductor equipment OEM applications.


Newport

Industrial Manufacturing



New Focus supplies a wide variety of components to industrial manufacturing customers. New Focus is well known for industry-leading products for precise alignment and positioning, such as Picomotor™ actuators. These actuators deliver 30nm precision motion control and can be customized for specific OEM requirements, such as ultraviolet, vacuum, high-radiation, cold and other environmental conditions, and are also available in non-magnetic versions for use in electron-beam applications.

Newport serves several specialized niche markets within the industrial manufacturing sector, concentrating on applications that require a high degree of precision and accuracy. These include micromachining, rapid prototyping, graphics, image recording, welding and soldering, cutting, illumination, drilling, marking and engraving.

The industrial manufacturing market represents an estimated $1 billion annual market opportunity for Newport's products and technologies. Sales to customers in the Industrial Manufacturing and Other markets represented 14% of the company's sales in 2009.

High-precision drilling and the exact cutting of complex patterns are examples of laser machining techniques that are virtually impossible to duplicate with mechanical methods. Newport produces a family of high-performance lasers for precision materials processing that feature precise pulse widths, superior beam quality, high pulse rates, extremely high peak power, exceptional pulse-to-pulse stability and excellent beam quality in infrared, visible and ultraviolet wavelengths. The company also offers laser solutions for image recording and graphics applications.

Newport also provides high-precision positioning systems that are used by customers to enable high degrees of accuracy and precision in their most exacting manufacturing applications.

With the addition of New Focus lasers, components and opto-electronics in 2009, Newport can now provide an even greater range of solutions for customers' industrial manufacturing needs.



Engineers in Newport's Laser Applications Lab in Santa Clara perform experiments to determine the optimal Spectra-Physics laser configuration for their customers' materials processing applications.



Spectra-Physics' Explorer® OEM lasers deliver reliability and versatility in a compact form factor through their innovative diode-pumped solid state architecture. The Explorer OEM platform provides flexibility to optimize laser performance at both lower and higher repetition rates and is designed for long-term, reliable laser operation, making the Explorer an exceptionally economical solution for demanding industrial manufacturing applications.

Investing in Growth Opportunities



Newport Acquires New Focus

One of Newport's growth strategies is to use acquisitions to expand the company's technology and product offerings and leverage its global infrastructure and channels to market.

On July 4, 2009, Newport acquired the highly regarded New Focus™ business through an exchange of assets and cash with Oclaro. The New Focus acquisition adds significantly to the breadth of Newport's product lines and intellectual property, and reinforces the company's technology leadership in the photonics industry. The New Focus portfolio includes high speed detectors and modulators, high-resolution actuators and positioners, opto-mechanics, tunable and single-wavelength lasers, and subassemblies for OEM applications. In the second half of 2009, New Focus contributed approximately $10 million of revenue to Newport.

New Focus is the type of acquisition Newport plans to continue to make in the future, a company with a well-recognized brand, strong intellectual property, new customers, and a differentiated yet complementary product portfolio.



The New Focus business is comprised of a portfolio of high-performance photonics products that includes opto-electronics, high-resolution actuators, opto-mechanics, tunable lasers and OEM-engineered solutions.

Wuxi, China Facility Fuels Expansion in Asia

Another of Newport's important growth strategies is to expand its presence in international markets. The company's manufacturing operations and sales outside of the U.S. have grown steadily and non-U.S. sales reached nearly 54 percent of total sales in 2009.

In 2007, Newport invested in a manufacturing plant in Wuxi, China. This was a major step in the company's strategy to lower its production costs and keep its products cost-competitive in existing markets in North America, Europe and Japan.



Wuxi grand opening, December 2009

In 2009, taking advantage of incentives provided by the Chinese government, Newport relocated its Wuxi operations to an export processing zone, doubling the size of the facility in the process. This additional capacity was immediately put into use, as the majority of the opto-mechanical products acquired through the New Focus acquisition, which were being manufactured at Oclaro's plant in Shenzhen, China, were transferred to Wuxi. Newport now has more than 100 employees in Wuxi, and external sales of products manufactured there are expected to approach $30 million in 2010. This facility is yielding significant benefits to Newport by lowering its total manufacturing costs and providing a manufacturing presence in Asia.

The expanded Wuxi facility, which includes a distribution center, also helps Newport to increase its sales into Asian markets. Many of the company's customers are expanding their manufacturing activities in the Asia-Pacific region. Having a regional manufacturing and distribution center enables the company to respond quickly to the needs of these customers, and to remain competitive in terms of price, availability, and shipping costs.

In addition, Newport continues to invest in expanding its sales efforts within China to enhance business relationships and increase the company's sales to Chinese scientific and OEM customers over time.

Increasing Offerings of Systems and Subsystems

A third growth strategy of Newport is to build upon its expertise in developing solutions that integrate the company's broad portfolio of products and technologies into systems and subsystems that meet the specific application requirements of its OEM customers.

With its expertise in the design, development and manufacture of these integrated solutions, Newport works with customers to analyze the requirements of their applications, designs solutions that best meet their needs, and supports them with responsive service and support. During 2009, the company achieved multiple design wins from OEM customers in its Microelectronics and Life and Health Sciences markets and expects these designed-in subassemblies to generate revenue starting in 2010.



Newport engages in collaborative development programs with world-leading bioinstrumentation customers to develop unique instruments such as the flow cytometer shown above. This instrument is a laser-based analytical device that provides scientists with high sample throughput, sensitivity and accuracy for a range of cell biology applications.

Industry Leading Brands


Newport
Experience | Solutions

Newport is a leading global supplier of high-quality and advanced-technology optics, opto-mechanics, precision motion control, photonics instrumentation and vibration isolation technology and products.


Spectra-Physics
A Newport Corporation Brand

Spectra-Physics was founded as the first commercial laser company nearly 50 years ago. Spectra-Physics is a leading global supplier of advanced laser solutions to the scientific research, microelectronics, solar, semiconductor, life and health sciences, and industrial manufacturing markets.


ORIEL
INSTRUMENTS
A Newport Corporation Brand

Oriel Instruments has developed recognition in the optical research field as a reliable source for well-engineered, durable light sources, power supplies, light detection systems and spectroscopy instrumentation.



Richardson Gratings™
A Newport Corporation Brand

Richardson Gratings is a world leader in the design and manufacture of diffraction gratings for spectroscopic, telecommunications and laser applications for commercial, research and education markets.


New Focus™
A Newport Corporation Brand

New Focus is a leader in developing, manufacturing and delivering innovative, high-performance, high-quality and easy-to-use photonics tools for industrial and research applications.

The recent transformation of the company created an opportunity to highlight its industry-leading brands. For the past several years, the Newport brand has been the predominant name, representing 15,000 products, the broadest product line in the photonics industry. However, the companies and product portfolios that Newport has acquired over the years have considerable brand equity and customer loyalty in their own right. These world-class brands include Spectra-Physics lasers, Oriel Instruments, Corion filters, Richardson Gratings and New Focus.

The company is bringing these well-known brands to the forefront. These brands represent relationships forged with customers over the years and have a rich history of product innovation and expertise. Each brand provides Newport a special connection with the markets they serve, and as part of the Newport family of brands, they convey important synergies and the ability to deliver unsurpassed customer solutions. The company is dedicated to maintaining the high quality and integrity of each of these brands and communicating their value to customers and the marketplace.


Newport
SEARCH
PRODUCTS & SYSTEMS
RESOURCES
MARKETS
CONTACTS
Solutions to
MAKE, MANAGE, AND MEASURE LIGHT®
NEWPORT BRANDS
Corion®
New Focus™
Newport®
Oriel®
Richardson Gratings™
Spectra-Physics®
NEW PRODUCTS & SYSTEMS
COMPANY
NEWS & EVENTS
EMAIL NEWS & SPECIAL OFFERS
SIGN-UP

To enhance customers' experience on the company's website and capture a larger percentage of available ecommerce sales, significant upgrades to www.newport.com were implemented in late 2009 and early 2010. There are currently over 1,000,000 visits to the Newport website each year, and it is Newport's fastest-growing sales channel.

Streamlining and Modernizing Facilities


Newport
Spectra-Physics

Newport's new Santa Clara, CA facility

In the fourth quarter of 2009, Newport relocated and consolidated its Spectra-Physics Lasers Division headquarters from a five-building campus in Mountain View, California, to a single new manufacturing, research and development and office facility located in Santa Clara, California. The move will improve the efficiency of the division's operations and reduce costs, reducing the organization's footprint by over 20% from 171,000 square feet to 132,000 square feet. In addition, Newport integrated selected manufacturing operations acquired with the purchase of New Focus into the new facility.

The asset exchange transaction with Oclaro allowed Newport to transfer its high fixed-cost diode fabrication facility in Tucson, Arizona to Oclaro, which is transitioning the diode manufacturing business to its fabrication facilities in Europe. As a part of the transaction, Newport entered into a long-term supply agreement with Oclaro, and is able to source high-power diodes for the Spectra-Physics Lasers Division at very competitive price levels.



Newport assembles its popular lines of Q-Switched diode-pumped solid state (DPSS) lasers at its new Santa Clara facility.

In November of 2009, production in the Ottawa, Canada facility was transferred to a contract manufacturing partner in Southeast Asia and the Ottawa site was closed. This action will make products previously manufactured in Ottawa more cost-competitive and improve the profitability of the Lasers Division.

Worldwide Locations


Stahnsdorf, Germany
Margate, United Kingdom
Beijing, China
Darmstadt, Germany
Santa Clara, CA
Rochester, NY
Franklin, MA
Billerica, MA
Stratford, CT
Irvine, CA
Wuxi, China
Tokyo, Japan
Evry
La Boulonnie
Beaune La Rolande, France
Osaka, Japan
Taipei, Taiwan
Corporate Headquarters
Sales and Manufacturing
Sales and Service

Financial Review

Newport's strategic and operational transformation during 2009 produced near-term improvement in the company's financial condition and laid the groundwork for strong long-term business performance. Newport is now well positioned for continued revenue growth, solid profitability and robust cash generation.

Revenue

Revenue (in millions)


107.3
110.9
109.0
118.0
115.2
117.7
105.0
107.4
89.5
87.5
88.3
101.6
Q1 '07
Q2 '07
Q3 '07
Q4 '07
Q1 '08
Q2 '08
Q3 '08
Q4 '08
Q1 '09
Q2 '09
Q3 '09
Q4 '09

Sales for the full year of 2009 totaled $367.0 million, a decrease of 17.6% compared with 2008. After posting sales slightly below $90 million per quarter for the first three quarters of the year, Newport recorded $101.6 million in net sales in the fourth quarter, representing a 15% sequential increase over the $88.3 million recorded in the third quarter of 2009. This sequential improvement was due primarily to strong sales to customers in the Scientific Research market, particularly in Europe and Japan, and to a rebound in the semiconductor equipment portion of the Microelectronics market. Newport expects its sales in 2010 to grow by more than 10% over 2009, to over $400 million.

Orders

Orders (in millions)


110.3
111.9
117.0
130.2
125.0
110.1
104.4
99.6
80.4
80.4
92.6
108.3
Q1 '07
Q2 '07
Q3 '07
Q4 '07
Q1 '08
Q2 '08
Q3 '08
Q4 '08
Q1 '09
Q2 '09
Q3 '09
Q4 '09

The company experienced strong orders momentum in the second half of 2009, including a 17% sequential increase in orders in the fourth quarter. Newport's book-to-bill ratio in the fourth quarter was 1.07, the highest level since the first quarter of 2008. As orders and revenues grow, the impact of cost reduction and other profit improvement initiatives is expected to increase the company's profitability in 2010.

Gross Margins

Gross Margin (%)


43.5
44.2
40.0
39.2
40.0
40.2
37.7
35.2
38.3
36.7
39.9
40.3
Q1 '07
Q2 '07
Q3 '07
Q4 '07
Q1 '08
Q2 '08
Q3 '08
Q4 '08
Q1 '09
Q2 '09
Q3 '09
Q4 '09

With 2009 revenues down by almost 18% compared with the prior year, Newport's gross margin for the year fell to 38.9%, although it reached 40.3% in the fourth quarter and increased sequentially in the third and fourth quarters. The company is very well positioned to continue to increase its gross margin as expenses related to cost reduction actions have ended, revenue levels are increasing and the full benefit of the profit improvement initiatives completed over the course of the last year help to drive higher profitability. Looking forward, the company expects its gross margins to stay above 40% in 2010 and to increase as revenue levels increase. The company's longer-term target is to achieve gross margins of approximately 45%.

Cash Flow

Cash and Securities vs. Convertible Notes (in millions)



$175.0
163.1
148.8
139.7
143.9
134.5
141.1
148.9
148.4
141.7
149.5
150.0
141.9
$126.8
Q1 '07
Q2 '07
Q3 '07
Q4 '07
Q1 '08
Q2 '08
Q3 '08
Q4 '08
Q1 '09
Q2 '09
Q3 '09
Q4 '09
Cash and Securities
Convertible Notes

Strategic Use of Cash (in millions)



$35.6
$18.5
$9.6
$5.5
$70.0
Q2 '08 Cash Balance
Debt Retired @ 27% Discount
Capital Expenditures
Cost to Reposition the Company
Acquisition & Integration of New Focus
Cash Generation
Q4 '09 Cash Balance

Newport remains focused on generating and preserving cash. At the end of the 2009 fiscal year, the company had cash, cash equivalents and marketable securities of $141.9 million. This is approximately the same level it was when the market turmoil began in mid-2008, despite the fact that, during this period, Newport used $35.6 million to retire long-term debt, made $18.5 million in capital expenditures, spent $9.6 million on profit improvement initiatives and spent $5.5 million on the acquisition and integration of New Focus. In total, despite the extremely difficult operating and market environment, the company used $69.2 million in cash for strategic purposes without reducing its total cash balance available for investing and for future uses.

In February 2007, the company issued $175 million in subordinated convertible notes bearing interest at 2.5%, repayment of which is due in February 2012. During the course of 2008 and 2009, the company was able to take advantage of market conditions to retire almost $50 million of this long-term debt for $36 million, an average discount of 27%.

In 2010, Newport expects to generate in excess of $40 million of cash from operations.

This Annual Report contains forward-looking statements, including without limitation statements by Robert J. Phillippy regarding the expected impact of the company's strategic and cost reduction actions and the company's business outlook, and the statements regarding the company's general financial outlook for 2010, its expected revenue level in 2010, its expectations regarding increasing profitability in 2010, its expected cash generation from operations in 2010 and its expected gross margins in 2010. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Assumptions relating to the foregoing involve judgments and risks regarding certain matters, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Newport. Certain of these judgments and risks are discussed in more detail in Newport's Annual Report on Form 10-K for the year ended January 2, 2010. Although Newport believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by Newport or any other person that Newport's objectives or plans will be achieved. Newport undertakes no obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Corporate Information

Corporate Headquarters

Newport Corporation
1791 Deere Avenue
Irvine, California 92606
949-863-3144

Annual Meeting

Stockholders are cordially invited to attend our 2010 Annual Meeting of Stockholders to be held at 9:00 am PDT, Tuesday, May 18, 2010, at our corporate headquarters.

Investor Relations

We maintain a special investor relations site on our company website at www.newport.com/investors. Through this site, investors may access our news releases, SEC filings and other corporate and financial information, and keep apprised of upcoming company events. In addition, investors may register on this site to receive automatic email notifications regarding our news releases and SEC filings and may submit questions or requests for additional information online.

We also welcome inquiries from our investors and other interested parties by telephone, fax, email or mail. You may contact us at:

Investor Relations
Newport Corporation
P.O. Box 19607
Irvine, California 92623-9607
Telephone: 949-863-3144
Fax: 949-224-0587
E-mail: investor@newport.com

Annual Report on Form 10-K

Our Annual Report on Form 10-K for the fiscal year ended January 2, 2010, which was filed with the Securities and Exchange Commission on March 5, 2010, is available on our website at www.newport.com/2009Form10-K

Transfer Agent and Registrar

Our common stock is traded on the Nasdaq Global Select Market under the symbol NEWP.

Questions about stockholder accounts of registered holders, including transfer of securities, should be directed to:

Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
800-468-9716

Stock certificates should be safeguarded. Replacement requires payment of a surety bond premium. If a stock certificate is lost, stolen or destroyed, notify Wells Fargo Bank, N.A. Registered mail should be used whenever stock certificates are mailed.

Legal Counsel

Stradling Yocca Carlson & Rauth
660 Newport Center Drive
Suite 1600
Newport Beach, California 92660

Independent Auditors

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, California 92660

Product Information

For information about our products and services, you may access our web site at www.newport.com, call customer service at 800-222-6440 or email tech@newport.com.

Board of Directors, Committees of the Board and Officers

Directors

Robert L. Guyett [1(C), 2]
President and Chief Executive Officer
Crescent Management Enterprises, LLC

Michael T. O'Neill [2(C), 3]
President and Chief Executive Officer
Miragene, Inc.

C. Kumar N. Patel [1, 2, 3]
Professor of Physics and Astronomy
University of California, Los Angeles
Chairman and Chief Executive Officer
Pranalytica, Inc.

Robert J. Phillippy
President and Chief Executive Officer
Newport Corporation

Kenneth F. Potashner [2, 3(C)]
Chairman of the Board
Newport Corporation
Independent Investor

Peter J. Simone [1, 3]
Venture Capital Consultant

Committees of the Board

[1] Audit

[2] Compensation

[3] Corporate Governance and Nominating

(C) Committee Chairman

Officers

Robert J. Phillippy
President and Chief Executive Officer

Charles F. Cargile
Senior Vice President, Chief Financial Officer
and Treasurer

Jeffrey B. Coyne
Senior Vice President, General Counsel
and Corporate Secretary

David J. Allen
Vice President and General Manager,
Spectra-Physics Lasers Division

Jeffrey R. Parker
Vice President, Optical Components Business,
Photonics and Precision Technologies Division

Laurence D. Parson
Vice President, Integrated Solutions Business,
Photonics and Precision Technologies Division

Gary J. Spiegel
Vice President, Sales, Marketing
and Business Development

Dennis L. Werth
Vice President, Precision Components and
Systems Business, Photonics and Precision
Technologies Division

www.newport.com


Newport
Experience | Solutions